Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel Dex 604.691.6839 604.893.7623 daniel.dex@mcmillan.ca 57539V-0017 March 22, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:      Duma Energy Corp.
             Form 10-K for the Fiscal Year ended July 31, 2012
             Filed November 13, 2012
             Form 10-Q for the Fiscal Quarter ended October 31, 2012
             Filed December 24, 2012
             Response Letters dated February 14, 2013 and February 19, 2013
             File No. 000-53313

             We are counsel for and write on behalf of Duma Energy Corp. (referred to herein as the "Company" or "Duma") in response to the Staff's letter of March 8, 2013 (the "Comment Letter") signed on behalf of Mr. Karl Hiller, of the United States Securities and Exchange Commission (the "Commission").

             On behalf of the Company we provide below the Company's responses to the comments made in the Commission's Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter.

Commission Comment:

Form 10-K for the Fiscal Year ended July 31, 2012

Financial Statements

Note 2 - Acquisitions, Page 39

1.       We note your response to prior comment 2. Referencing your response letter dated February 19, 2013, specify for us the persons or entities owning the 71.2% equity interest of Duma in your ownership table. Per disclosure on page 73 of your Form 10-K, it appears that your CEO - Mr. Jeremy Driver and the Watts family, which consists of Mr. Driver's father-in-law and his children, one of which is Mr. Driver's wife, together own more than 50% of Duma voting securities. As you may know, there is generally a presumption of control when a group of immediate family members holds more than 50% of the voting securities of an entity. In other words, there is a presumption that although written voting agreements may not exist, immediate family members would vote in concert with one another. Therefore, please clarify your view if there is evidence contrary to these presumptions indicating SPE and Duma were under common control.

Company Response:

             We confirm, on behalf of Duma, that immediately preceding the entering into of the Purchase and Sale Agreement with respect to the acquisition of SPE by Duma on September 20, 2011 and the closing of such acquisition on September 26, 2011, Duma had 120 registered shareholders (including Cede & Co. as one registered holder holding approximately 26.8% of Duma's issued and outstanding stock). Upon further review of Duma's shareholders immediately preceding the purchase of SPE by Duma, Duma notes that in addition to shares of Duma held by KD Navigation Inc., KW Navigation Inc. and CW Navigation Inc. (as referenced in the February 19, 2013 response letter), Kent Watts (the brother of Mr. Driver's father-in-law and thus the uncle of Mr. Driver's wife) held approximately 1.5% of Duma's issued and outstanding stock and Lori Quinn (the sister of Mr. Driver's father-in-law and thus the aunt of Mr. Driver's wife) held approximately 0.6% of Duma's issued and outstanding stock. As such, immediately prior to Duma's acquisition of SPE, individuals and entities related to Mr. Driver and the Watts family held approximately 31.6% of Duma's issued and outstanding stock, and the remaining 68.4% of Duma's issued and outstanding stock was held by numerous shareholders with no relationship with Mr. Driver or the Watts family.

             We further confirm, on behalf of Duma, that the disclosure on page 73 of Duma's 10-K for its year ended July 31, 2012 presents beneficial share ownership of Duma as of November 10, 2012 (that is, over one year after the acquisition of SPE), and as such is not relevant to the analysis of whether Duma and SPE were under common control at the time of Duma's acquisition of SPE.

Commission Comment:

Form 10-Q for the Fiscal Quarter ended October 31, 2012

Financial Statements

Note 2 - Acquisitions, Page 8

2.       We note your response to prior comment 3. You concluded that NEI and Duma were under common control and accordingly you recorded the NEI asset at its carrying value. You further concluded that the $37.2 million excess value of the 24.9 million common shares represented a compensatory stock award that was bundled with the NEI asset acquisition and therefore recognized a $37.2 million acquisition related expense.

Clarify for us what services the selling shareholders provided in exchange for the compensation, other than the transfer of NEI shares to Duma, as indicated in your response to prior comment 4. Additionally, your assertion that the shares were bundled with the NEI acquisition as a compensatory stock award, incremental to the NEI acquisition, appears inconsistent with the terms of the Share Exchange Agreement. Per our review of the Agreement attached as Exhibit 10.1 to the Form 8-K filed August 8, 2012, the 24.9 million shares are described as purchase price for the NEI acquisition. Please reconcile this inconsistency.

If the 24.9 million shares represent the purchase price for the NEI acquisition and this transaction is determined to be between entities under common control, it may need to be recorded at carryover basis in accordance with FASB ASC 805-50-30-5, without recognition of incremental expense.

Company Response:

             We confirm, on behalf of the Company, that the Company has advised that it viewed the services that the selling shareholders provided as a finders fee for procuring the working interest in the Namibian concession. In evaluating the substance of the transaction, Company management concluded that the share arrangement represented a compensatory arrangement between Duma and the owners of NEI. This determination was based in part on the fact that an officer of Duma (Jeremy Driver, through KD Navigation, which is owned by his wife) and his relatives received the award and that the fair value of the award ($35,396,800) did not appear to be connected to the valuations of prior transactions involving the same asset. Specifically, NEI purchased the asset just a few months before Duma's acquisition of NEI for $2.4 million, and the fair value of the asset was determined to be approximately $562,000, which was the amount that Hydrocarb had expended on the asset between September 2011 and summer 2012. The Company recognizes that the Share Exchange Agreement describes the 24.9 million shares as the purchase price for the NEI acquisition; however, the Company does not see this as inconsistent with the concept that the selling shareholders were compensated for bringing the deal to the Company.

Commission Comment:

Closing Comments

             We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

             In responding to our comments, please provide a written statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

             We confirm, on behalf of the Company, that the Company has previously provided such written statement, dated February 14, 2013, a copy of which is included herewith.

             On behalf of the Company we sincerely hope and trust that each of the foregoing is clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-6839 of our offices at any time.

             In addition, we note that should the Commission have any questions or comments regarding the foregoing, the Company would be happy to arrange a conference call that includes Commission staff, Duma management, and Duma's independent auditors.

             On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Daniel D. Dex

Daniel D. Dex

Enclosure:
- Copy of Company statement dated February 14, 2013 in response to the Commission's Closing Comments

cc:        Duma Energy Corp.

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